1 Himalaya Shipping Ltd. Q2 2024 Results Presentation 16 August 2024

2 DISCLAIMER Forward Looking Statements This results presentation and any related discussions, including any related written or oral statements made by us, contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties. Forward-looking statements are statements that do not reflect historical facts and may be identified by words such as “aim”, “believe,” “assuming,” “anticipate,” “could”, “expect”, “intend,” “estimate,” “forecast,” “project,” “likely to”, “plan,” “potential,” “will,” “may,” “should,” “indicative,” “illustrative,” “potential” or other similar expressions and include statements about plans, objectives, goals, strategies, future events or performance, including outlook, prospects, financing agreements associated with our vessels and expected cash break-even, illustrative free cash flow per share and earnings potential based on different scenarios and assumptions, statements about the benefits of our vessels, including the flexibility and ability to bunker with LNG, LSFO, or HSFO, the terms of our charters and chartering activity, dry bulk industry trends and market outlook, including activity levels in the industry, expected trends, including trends in the global fleet, expected demand for and offer of vessels and utilization of the global fleet and our fleet, including expected average rates, fleet growth, new orderings, the impact of an aging global fleet, expected trends regarding iron ore demand, demand outlook and expectations, limited supply growth of dry bulk vessels and yard capacity, replacement needs, statements about our dividend objectives and plans, and other non-historical statements. These forward-looking statements are not statements of historical fact and are based upon current estimates, expectations, beliefs, and various assumptions, many of which are based, in turn, upon further assumptions, and a number of such assumptions are beyond our control and are difficult to predict. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from what is expressed, implied or forecasted in such forward-looking statements. Numerous factors, risks and uncertainties that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed, implied or forecasted in the forward-looking statements include but are not limited to: general economic, political and business conditions; general dry bulk market conditions, including fluctuations in charter hire rates and vessel values; our ability to meet the conditions and covenants in our financing agreements; changes in demand in the dry bulk shipping industry, including the market for our vessels; changes in the supply of dry bulk vessels; our ability to successfully re-employ our dry bulk vessels at the end of their current charters and the terms of future charters; changes in our operating expenses, including fuel or bunker prices, dry docking and insurance costs; changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities; compliance with, and our liabilities under governmental, tax, environmental and safety laws and regulations; potential disruption of shipping routes due to accidents, hostilities or political events; our ability to refinance our debt as it falls due; our compliance with the financial covenants in our sale and leaseback agreements; fluctuations in foreign currency exchange rates; potential conflicts of interest involving members of our board and management and our significant shareholder; our ability to pay dividends and the amount of dividends we ultimately pay; risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change, as well as the impact of the foregoing on the performance of our vessels; other factors that may affect our financial condition, liquidity and results of operations; and other risks described under “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on March 27, 2024. The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this investor presentation. Except as required by law, Himalaya Shipping undertakes no and expressly disclaims any obligation to update publicly any forward-looking statements after the date of this investor presentation whether as a result of new information, future events or otherwise. Non-GAAP Financial Measures This presentation contains certain selected financial measures on a basis other than U.S. generally accepted accounting principles (“GAAP”), including Adjusted EBITDA, average daily TCE earnings, gross, and illustrative free cash flow. Adjusted EBITDA represents our net income/(loss) plus depreciation of vessels and equipment; total financial expenses, net; and income tax expense. Adjusted EBITDA is presented here because the Company believes this measure increases comparability of total business performance from period to period and against the performance of other companies. Average daily TCE earnings, gross, as presented here, represents time charter revenues and voyage charter revenues adding back address commissions and divided by operational days. Average daily TCE earnings, gross, is presented here because the Company believes this measure provides additional meaningful information for investors to analyse our fleets’ daily income performance. For a reconciliation of Adjusted EBITDA and average daily TCE earnings, gross, to the most directly comparable financial measures prepared in accordance with US GAAP, please see the section of our preliminary results for the quarter ended June 30, 2024, Appendix entitled “Unaudited Non-GAAP Measures And Reconciliations”. Illustrative free cash flow per share is presented here because the Company believes this provides investors with expected levels of cash per share that may be available for distribution based on Capesize index rates. For a discussion of illustrative free cash flow per share, see slide 15 including the footnotes thereto. We are unable to prepare a reconciliation of illustrative free cash flow per share without unreasonable efforts.

3 Highlights Q2 2024 Highlights: • Generated total operating revenues of $31.2 million, an average time charter equivalent earnings of approximately US$34,600/day, gross. • Net income of $6.9 million and adjusted EBITDA of $24.0 million for the quarter ended June 30, 2024. • Successful delivery and commencement of operations of the remaining three Newcastlemax dual fuel newbuildings in the second quarter of 2024, resulting in a total delivered fleet of 12 vessels. • Final instalment for the three delivered vessels financed by sale and leaseback facility provided by wholly-owned subsidiaries of CCB Financial Leasing Co. Ltd. (“CCBFL”) totalling $147.6 million. • Conversion of index linked charters on Mount Neblina and Mount Blanc to fixed charters from May 1, 2024 to June 30, 2024 at $36,750 and $37,800 per day respectively. • Declaration and payment of cash distributions for March and April 2024 of $0.03 and $0.04 per common share, respectively. • Declaration of cash distributions for May 2024 of $0.04 per common share, which was paid in July 2024. Subsequent events: • Declaration of cash distributions for June 2024 and July 2024 of $0.05 and $0.06, respectively, per common share. • Conversion of index linked charters on Mount Neblina and Mount Blanc to fixed charters from July 1, 2024 to July 31, 2024 at an average of $35,000 per day.

Key Financials Q2 2024

HIMALAYA SHIPPING

Income statement

US$ millions, except per share data	Q2 2024	Q1 2024	Variance
Operating revenues	**31.2**	**23.6**	**7.6**
Vessel operating expenses	(5.6)	(4.9)	(0.7)
Voyage expenses and commission	(0.3)	(0.4)	0.1
General and administrative expenses	(1.3)	(1.5)	0.2
Depreciation and amortization	(6.5)	(5.4)	(1.1)
Total operating expenses	**(13.7)**	**(12.2)**	**(1.5)**
Operating profit	**17.5**	**11.4**	**6.1**
Interest expense	(11.0)	(9.1)	(1.9)
Other financial items	0.4	0.2	0.2
Total financial expense, net	**(10.6)**	**(8.9)**	**(1.7)**
Tax expense	**-**	**-**	**-**
Net income (loss)	**6.9**	**2.5**	**(4.4)**
Earnings per share	0.16	0.06	
Adjusted EBITDA	24.0	16.8	7.2

Comments

- Increase in operating revenues of $7.6 million in Q2 2024, due to additional 3 vessels delivered in Q2 2024. Average TCE, gross of approx. US$34,600/day in Q2 2024 vs US$30,600/day in Q1 2024.
- Cash break-even TCE estimated to be approximately $24,600/day.
- Increase in vessel operating expenses of $0.7 million in Q2 2024 due to additional 3 vessels delivered in Q2 2024. Average vessel operating expenses of approx. $6,000/day per vessel in Q2 2024 vs $6,200/day per vessel in Q1 2024.
- General and administrative expenses decreased by $0.2 million in Q2 2024 mainly due to bonuses paid in Q1 2024.
- Increase in Interest expense of $1.9 million in Q2 2024 due to higher loan principal following the sale and leaseback financing on the 3 vessels delivered in Q2 2024.
- Adjusted EBITDA of $24.0 million in Q2 2024, an increase of $7.2 million over Q1 2024.
- Increase in operating profit by $6.1 million in Q2 2024.
- Net income of $6.9 million in Q2 2024 vs $2.5 million in Q1 2024.

4

5 Key Financials Q2 2024 Balance Sheet Summary Comments US$ millions June 30, 2024 March 31, 2024 Variance Cash and cash equivalents 21.9 25.7 3.8 Vessels and equipment 867.7 647.7 220.0 Newbuildings -- 67.1 (67.1) Total assets 897.3 748.6 148.7 Short-term and long-term debt 725.5 583.3 142.2 Total equity 157.2 155.1 2.1 • Net cash generated by operating activities in Q2 2024 of $17.6 million. • Net cash used in investing activities in Q2 2024 was $159.4 million, primarily relating to the final instalment on the 3 vessels delivered in Q2 2024. • Net cash provided by financing activities in Q2 2024 was $138.0 million of which $147.6 million was from the sale and leaseback financing on the 3 vessels delivered in Q2 2024, partially offset by deferred loan costs of $0.4 million, loan repayments of $4.8 million and cash distributions paid of $4.4 million; • Vessels and equipment increased primarily due to the delivery of 3 vessels in Q2 2024. • Decrease in newbuildings was mainly due to the delivery of 3 vessels in Q2 2024. • Increase in short-term and long-term debt was mainly due to the sale and leaseback financing on the 3 vessels delivered in Q2 2024, offset by loan repayments. • $10 million available to draw-down under the RCF with Drew Holdings Ltd.

6 Source: Company Data Fleet status report – Current Chartering position

7 Strong start to the year and strong seasonality ahead Baltic 5TC Index Baltic 5TC Index Seasonality Source: Clarksons Shipping Intelligence Index -13% -23% -11% -13% -5% -6% -4% -2% 11% 26% 21% 21% -30% -20% -10% 0% 10% 20% 30% Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Capesize Earnings Seasonality (1990-Present) Average Monthly deviation vs. yearly average Historically Q4 is ~25% better than July rates due to higher exports from Brazil and West- Africa0 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 90,000 J F M A M J J A S O N D 2015-23 max-min range 2015-23 average 2024 2023 YTD average rate $23k/day up 90% Y/Y

8 7.40% 1.0% 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% 30.0% Container LNG LPG Capesize Total Dry Bulk Car Carriers Tankers H 1 2 02 4 y/ y G ro w th Tonne-mile demand Fleet growth 0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 2000 2002 2004 2006 2008 2010 2012 2014 2016 2018 2020 2022 Iron ore Coal Grains Minor Bulk Demand has been growing Tonne-mile demand historically outpaced volume growth Capesize have favorable supply/demand dynamics Source: Clarksons Shipping Intelligence Network, AIS, Arrow 3.9% 4.2% Tonnes (CAGR 2000 – 2023) Tonne-mile (CAGR 2000 – 2023) Global seaborne trade volume (billion tonne-miles)

Significant iron ore volumes coming – driving tonne-mile demand

Addition iron ore volumes in Atlantic basin (MT/y) – 3x longer than from Australia



Simandou project – Guinea
Start-up 2025 – full volumes 2028
Vale capacity increases by 2026
CHALCO
WINNING CONSORTIUM SIMANDOU
RioTinto
VALE
60
60
15
15
20
170
WCM
Simfer
Vargem
Capanema
S11D
Total

Required # ships 50% > orderbook[1]



232
136
# of Ships for these volumes
Current Capesize+ Orderbook

Source: Clarksons, Rio Tinto, Vale, Himalaya Shipping. 1) Assumed 170MT pr year carried on 210k DWT Newcastlemaxes (95% fully loaded). Each ship able to do 3.65 round voyages pr year

9

10 0 50 100 150 200 250 300 350 400 450 2000 2003 2006 2009 2012 2015 2018 2021 2024 Capesize fleet mDWT Capesize orderbook mDWT Limited supply of new ships 25-year low orderbook Highly supportive Order Book to Fleet Ratio Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) Orderbook 7.2% of fleet 54% 41% 32% 22% 20% 12% 10% 9% 7.2%

11 0 50 100 150 200 250 300 350 1993 1995 1997 1999 2001 2003 2005 2007 2009 2011 2013 2015 2017 2019 2021 2023 2025 2027 Delivered Newbuildings Significant replacement needs Capesize+ fleet by delivery year in # ships Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) 60% of the fleet >20 years by 2033 Year # ships turning 20 years % of fleet >20 years Current 77 4% 2024 22 1% 2025 47 7% 2026 58 10% 2027 56 13% 2028 45 15% 2029 110 21% 2030 212 31% 2031 251 44% 2032 214 55% 2033 103 60% Vessels built before 20093 Vessels built between 2009 and 20153 Vessels built post-2016 unaffected by 20303 305 ships – 14% 1,072 ships – 50% 780 ships – 36% Unlikely to be able to build significant capacity before 2028

12 Himalaya have the right ships - gives premium rates The youngest fleet – Firmly positioned for distributions Solid Premium to Index Source: Bloomberg, Clarksons Shipping Intelligence Index - Owned fleets only - Fleet age adjusted for Newbuilding orders The 11 “index ships” fixed on average at 42.25% premium to Baltic Cape index Youngest fleet Dual Fuel LNG enables HSHP to run on LNG/HFO/VLSFO giving optionality 0.8 5.4 7.9 10.8 12.3 12.4 12.9 14.8 15.6 HSHP Peer A Peer B Peer C Peer D Peer E Peer F Peer G Peer H Global Fleet average age 23,482 34,600 15,000 20,000 25,000 30,000 35,000 40,000 BCI5 Index Peer 1 Peer 2 Himalaya Shipping Q2 reported Time-Charter income $/day

13 Ordered at the right time – financed long-term at fixed price Modest leverage Financing fixed for 7 years gives attractive break-even Source; Himalaya Shipping. Clarksons. Debt based on $725.5m total debt net of deferred financing costs. Based on Company estimated average debt financing for 12 vessels, including scrubber financing for four vessels. 2. Blended fixed bareboat day-rate. 3. Floating interest rate scrubber financing for four vessels. 4. VLSFO – HSFO spread of $110 basis Singapore bunkering for a consumption of 10,000 tons per year with 75% benefit to the Shipowner. Platts quoted bunker spread 14 Aug 2024 is $120/t. 5. 11 index-linked charters with a contracted premium to BCI 5TC of 42%. Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) as of January 26, 2023 and Company estimates. 5. Capesize index rate adjusted for 5% commission $71.6m $95m $60.4m Order price Current valuation Current debt pr ship 64% LTV Fixed bareboat day-rate2 $/day 16,567 Scrubber financing3 $/day 841 Estimated Opex " 6,400 Estimated SG&A " 732 Estimated cash break-even " 24,540 Estimated scrubber benefit when sailing4 $/day (2,200) Earnings premium5 42% (6,300) Capesize index eq cash break-even rate $/day ~16.3005

14 1) Drew Holdings Limited holds 30.7% of the Company’s common shares as of June 30, 2024. Capital discipline Alignment between shareholders and management – board and significant shareholder own ~1/3 of the equity1 No reinvestment plans – youngest fleet in the industry means limited capital needs Cash flow from operation targets to be distributed in monthly dividends Already announced 7 monthly dividends - $0.06c for July 2024 Attractive cash-break even of ~$16k/day on Capesize index equivalent

15 Solid dividend capacity Illustrative FCF $ per share based on Capesize index rate 1. This information has been prepared for illustrative purposes only and does not represent the Company’s forecast. It is based, among other things, on industry data, internal data and estimates of the Company and is inherently subject to risk and uncertainties. Actual results may differ materially from the assumptions and circumstances reflected in the above illustrative financial information. 2. Assumes BCI5 Index rates + 42% premium (less 5%) commission) + $2,200 in scrubber benefit less $24,540/d in cash breakeven x 12 ships, divided by 43,900,000 shares outstanding 0 50,000 100,000 150,000 200,000 250,000 2003 2004 2005 2006 2007 2008 2009 Capesize index rate CBE 0.0 0.5 1.2 1.9 2.6 3.2 3.9 4.6 5.3 16,300 20,000 25,000 30,000 35,000 40,000 45,000 50,000 55,000